News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	February 22, 2023

SEABRIDGE GOLD TO PRESENT

AT THE 32nd BMO GLOBAL METALS & MINING CONFERENCE

Toronto, Canada... Seabridge Gold (TSX:SEA, NYSE:SA) Chairman and Chief Executive Officer Rudi Fronk will be presenting at the BMO 32nd Global Metals and Mining Conference on Wednesday, March 1, 2022 at 11:15 a.m. Eastern Time. The live presentation will be available at https://app.webinar.net/vpO80nMPkdZ.

ABOUT SEABRIDGE

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut project are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and CEO

For further information please contact:

Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292 www.seabridgegold.com